UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Basham, Robert Danker
   2202 North Westshore Boulevard, 5th Floor
   Tampa, Florida  33607
   United States
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSI
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   05/31/01
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President, Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $.0|05/24/|G   |V|10,000            |D  |N/A        |212,853            |D     |                           |
1                          |01    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|-     |-   |-|-                 |-  |-          |7,874,060          |I     |(1)                        |
1                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|05/01/|J   |V|1,940,000         |N/A|N/A        |1,940,000          |I     |(2)                        |
1                          |01    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
Note 1: Owned by Multi-Venture Partners, Ltd., a Nevada limited partnership ("MVP"). The reporting person is a limited partner in MVP and owns an interest in the General Partner of MVP.
Note 2: On May 1, 2001, Peter T. Kirkwood, the sole Trustee of the Robert D. Basham Irrevocable Trust Agreement of 2000 ("Irrevocable Trust"), distributed to the Robert D. Basham Revocable
Trust Agreement of 1992, dated September 4, 1992 ("Revocable Trust"), Robert D. Basham, Trustee, the sole beneficiary of the Revocable Trust, 1,940,000 shares of the Company's stock. Mr.
Basham continues to report beneficial ownership of all of the common stock that was held by the Irrevocable Trust. The foregoing transaction is exempt from
Section 16 pursuant to Rule 16a-13 as
a change in form of beneficial ownership. The shares are now reported as owned by the Revocable Trust as reflected in Table 1.
SIGNATURE OF REPORTING PERSON
Robert D. Basham
DATE
05/31/2001